Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$27,000,000(a)	$138.10	$3,728.70
Fees Previously Paid	$0		$0
Total Transaction Valuation	$27,000,000
Total Fees Due for Filing			$3,728.70
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$3,728.70

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.